Exhibit 12

MAVERICK TUBE CORPORATION
Ratios of Earnings to Fixed Charges

The following table sets forth our ratio of earnings to fixed charges for each of the periods indicated (dollars in thousands):

	Year Ended December 31,
	2004	2003	2002	2001	2000

Income from continuing operations before income taxes and cumulative effect of accounting change	$313,688	$35,705	$6,163	$60,466	$33,463

Fixed charges:
Interest expense including amortized debt issuance costs	10,374	9,637	4,325	3,090	3,177
Capitalized interest	868	670	616	1,251	2,937
Interest portion of rent expense (1)	1,649	1,332	1,368	1,452	1,260
Total fixed charges	12,891	11,639	6,309	5,793	7,374

Plus: amortization of capitalized interest	380	380	380	380	380
Less: capitalized interest	868	670	616	1,251	2,937

Earnings	$326,091	$47,054	$12,236	$65,388	$38,280

Ratio of earnings to fixed charges (2)	25.3	4.0	1.9	11.3	5.2

(1)	Calculated as one-third of rent expense, which is a reasonable approximation of the interest factor.
(2)
This ratio is computed by dividing the earnings by the total fixed charges for the applicable period. Earnings are defined as pretax income from continuing operations, plus fixed charges and amortization of capitalized interest, less capitalized interest. Fixed charges represent total interest charges (including capitalized interest), capitalized expenses related to indebtedness and an estimate of the interest within rental expense.